[On letterhead of Blue Ocean Resources Pte. Ltd.]

June 10, 2013

VIA EDGAR and FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Corey A. Jennings

Re:	Blue Ocean Resources Pte. Ltd.
Form T-3 (File No. 022-28986)

In accordance with Section 307 of the Trust Indenture Act, as amended, and the rules promulgated thereunder, and on behalf of Blue Ocean Resources Pte. Ltd., the undersigned hereby requests acceleration of the effective date of the above referenced Application for Qualification of Indenture on Form T-3, as amended, to noon, Eastern time, on June 17, 2013, or as soon thereafter as practicable.

As part of this acceleration request, Blue Ocean Resources Pte. Ltd. acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Application effective, it does not foreclose the Commission from taking any action with respect to the Application;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Application effective, does not relieve Blue Ocean Resources Pte. Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the Application; and

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Blue Ocean Resources Pte. Ltd. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at +65.6223.1149 (office) or +65.9450.2222 (mobile). Thank you for your attention to this matter.

BLUE OCEAN RESOURCES PTE. LTD.

/s/ Martial Jean Francois Nicolas
By:	Martial Jean Francois Nicolas
Title:	Director